November 29, 2018

David Williams
Executive Vice President and Chief Financial Officer
Chemed Corporation
255 East Fifth Street
Suite 2600
Cincinnati, OH 45202

       Re: Chemed Corporation
           Form 10-K for the Year Ended December 31, 2017
           Filed February 26, 2018
           File No. 001-08351

Dear Mr. Williams:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Adjusted Net Income, page 101

1. We note you present certain adjustments in your non-GAAP performance measures
      Adjusted Net Income and Adjusted Diluted Earnings Per Share net of income taxes both here and at page 36 of your Form 10-Q for the quarter ended September 30, 2018.
      Please revise to present the effect of income taxes as a separate adjustment and expand your disclosure to clearly explain how the tax effects of non-GAAP adjustments are calculated. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance
      and Disclosure Interpretations issued April 4, 2018.
 David Williams
Chemed Corporation
November 29, 2018
Page 2




       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 with any questions.



                                                          Sincerely,
FirstName LastNameDavid Williams
                                                          Division of
Corporation Finance
Comapany NameChemed Corporation
                                                          Office of Beverages,
Apparel and
November 29, 2018 Page 2                                  Mining
FirstName LastName